Exhibit 2
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[E-Cruiter.com's Logo]

FOR IMMEDIATE RELEASE

             ADP CANADA AND E-CRUITER.COM FORM STRATEGIC PARTNERSHIP

            ADP CANADA TO OFFER CLIENTS INTERNET RECRUITING SOLUTIONS

Toronto, ON - (November 10, 2000) -- ADP Canada, the country's leading provider of Employer Services, and E-Cruiter.com, a leading provider of Web-powered hiring management solutions, today announced an agreement that will provide ADP Canada's clients with the ability to leverage the power of the Internet to attract, select and hire talent more quickly and cost effectively.

Under the terms of this exclusive strategic agreement, ADP Canada will offer clients E-Cruiter.com's Internet recruiting solutions which allow companies to maximize hiring efficiency and quickly fill job vacancies with qualified talent while significantly reducing the time- and cost-to-hire.

"In today's world of competition for skilled resources and the need for efficiency of operations, businesses require advanced tools that can be tailored for their specific needs and integrated into their operations," said Garry Caughlin, vice-president of new business development at ADP Canada. "With ADP e-Cruiter, we can provide our clients with the best-of-breed solution to address their recruitment and hiring management challenges."

The services, to be known as ADP e-Cruiter, include the following innovative offerings:

     ADP E-CRUITER ENTERPRISE - comprehensive corporate recruiting portals that turn the career section of a company's Web site into a talent magnet, and power the process with an end-to-end hiring management system. ADP e-Cruiter also brings together some of Canada's premium job sites, and skill testing and selection services to provide a total environment for corporate recruiting.

     ADP E-CRUITER EXPRESS - a recruiting solution for small companies or recruiters that lets them write a job posting once, send it out to multiple job boards, and manage the subsequent resume flow and applicant communication process.

"E-Cruiter.com is very pleased to be partnering with ADP Canada to provide leading Canadian Web-based recruiting solutions to ADP's corporate clients," said Gerry Stanton, President and CEO of E-Cruiter.com. "This partnership clearly illustrates how rapidly the demand for Internet recruiting services is growing in Canada. This is an excellent opportunity for E-Cruiter.com to increase our market share through a significant new distribution channel while facilitating the continued growth of client and shareholder value."


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ABOUT ADP CANADA (WWW.ADP.CA) ADP Canada is the leading provider of Employer
Services in Canada, paying one in five Canadians in the private sector. The company provides a comprehensive range of payroll, human resources management systems, time and labour management and tax filing and reporting services. The company's more than 1,700 associates are dedicated to providing a level of personalized attention and expertise unmatched by any in-house software package or systems vendor. With ADP Canada as a partner, companies gain the freedom to focus more of their human and financial resources on those areas that give a company its competitive edge. For more information on ADP Canada's services and products visit their website at www.adp.ca.

ABOUT ECRUITER.COM INC. (WWW.ECRUITER.COM) E-Cruiter.com (NASDAQ: ECRU), a leading Internet recruiting application service provider (ASP), offers corporate recruiting portals that empower companies to attract, select, and retain talent more quickly and cost effectively than traditional recruiting methods. E-Cruiter.com's corporate recruiting portals link a company's Internet career site with the entire applicant supply chain. The recruiting portal provides a central, multi-functional hiring platform to greatly enhance recruitment performance by harmonizing the management of all candidate sources with an e-communications and process-driven solution. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER.

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. E-Cruiter.com Inc.'s (herein referred to as `The Company') actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

FOR MORE INFORMATION CONTACT:

For ADP Canada:                             For E-Cruiter.com:
Sheryl Boswell                              Sarah Spence
ADP Canada                                  E-Cruiter.com Inc.
(416) 207-7660                              416-222-6344 ext. 568
sheryl_boswell@es.adp.com                   sarahs@ecruiter.com

Terrie Tweddle                              Maggie O'Lett
Trillium Corporate Communications           High Road Communications
(416) 322-3030, ext. 236                    A Fleishman Hillard Company
terrie@trilliumpr.com                       613-236-0909, ext. 314
                                            molett@highroad.com




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